UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

TIDEWATER INC.

(Exact name of registrant as specified in its charter)

Delaware	72-0487776
(State of incorporation)	(I.R.S. Employer Identification No.)

6002 Rogerdale Road, Suite 600

Houston, Texas 77072

(Address of principal executive offices and zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be so registered
Warrants to purchase shares of common stock	NYSE American

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A Offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates (if applicable):

N/A

Securities to be registered pursuant to Section 12(g) of the Act:

None.

Item 1.	Description of Registrant’s Securities to be Registered.

On November 15, 2018, Tidewater Inc., a Delaware corporation (“Tidewater”), and GulfMark Offshore, Inc., a Delaware corporation (“GulfMark”), completed the transactions contemplated by the Agreement and Plan of Merger (the “merger agreement”), dated as of July 15, 2018, by and among Tidewater and GulfMark, providing for the combination of Tidewater with GulfMark (the “Business Combination”). The Business Combination was effected through a two-step reverse merger, pursuant to which (1) Gorgon Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Tidewater was merged with and into GulfMark, with GulfMark continuing as the surviving corporation and a wholly-owned subsidiary of Tidewater (the “First Merger”) and then, immediately afterwards, (2) GulfMark merged with and into Gorgon NewCo, LLC, a Delaware limited liability company and wholly-owned subsidiary of Tidewater (“Gorgon”), with Gorgon continuing as the surviving entity and a direct, wholly-owned subsidiary of Tidewater.

Upon the effective time of the First Merger (the “Closing”), pursuant to the terms and conditions of the merger agreement and the Warrant Agreement (as defined below), each then-outstanding GulfMark equity warrant (the “GLF Equity Warrant”) was automatically converted into a warrant exercisable for 1.100 of a fully paid, validly-issued and nonassessable share of Tidewater common stock, par value $0.001 per share (the “Tidewater Common Stock”), upon payment to Tidewater of the exercise price and subject to the terms and conditions of the Warrant Agreement.

The GLF Equity Warrants are subject to the terms and conditions of a warrant agreement, dated as of November 14, 2017, between GulfMark and American Stock Transfer & Trust Company, LLC, which was amended and assumed by Tidewater effective upon the Closing pursuant to that certain Assignment, Assumption and Amendment Agreement, dated as of November 15, 2018, by and among Tidewater, GulfMark and American Stock Transfer & Trust Company, LLC (as amended from time to time, the “Warrant Agreement”).

In addition, the exercise of any GLF Equity Warrants is subject to, among other things, the limitations on foreign ownership set forth in Tidewater’s Amended and Restated Certificate of Incorporation (the “Tidewater charter”) that are intended to comply with the Merchant Marine Act of 1920 and the Shipping Act, 1916, as amended, and the rules and regulations promulgated thereunder (collectively, the “Jones Act”).

Subject to the terms and conditions of the Warrant Agreement and the limitations on foreign ownership set forth in Tidewater’s charter that are intended to comply with the Jones Act, the GLF Equity Warrants may be exercised at any time until November 14, 2024 for an exercise price of $100.00 per share. At Closing, there were 783,009 GLF Equity Warrants outstanding, representing the right to purchase an aggregate 861,310 shares of Tidewater Common Stock.

All unexercised GLF Equity Warrants shall expire, and the rights of the GLF Equity Warrant holder to purchase shares of Tidewater Common Stock shall terminate on November 14, 2024 at 5:00 p.m., New York City time.

No Rights as Stockholders

Pursuant to Section 14 of the Warrant Agreement, prior to the exercise or conversion of any GLF Equity Warrants into Tidewater Common Stock, the GLF Equity Warrants do not entitle the holder or the owner of any beneficial interest in such GLF Equity Warrants to any rights as a stockholder of Tidewater, including, without limitation, any rights to vote, to receive dividends or other distributions, to exercise any preemptive right, or to receive notice as stockholders in respect of any meetings of stockholders unless, until and only to the extent such GLF Equity Warrant holder becomes a holder of record of Tidewater Common Stock issued upon settlement of GLF Equity Warrants.

Jones Act Restrictions

Tidewater and certain of its subsidiaries are subject to U.S. maritime laws (the “U.S. Maritime Laws”) that generally require that only U.S. citizens own and operate U.S.-flag vessels in the U.S. coastwise trade (i.e., trade between two points in the United States). We refer to any natural person or entity that satisfies the coastwise citizenship requirements of the U.S. Maritime Laws as a “U.S. Citizen,” and any natural person or entity that does not satisfy those requirements as a “Non-U.S. Citizen.” Under applicable U.S. Maritime Laws, among other things, the aggregate ownership by Non-U.S. Citizens of Tidewater’s outstanding Common Stock must not exceed 25%. To ensure compliance with the U.S. Maritime Laws, Tidewater’s charter limits ownership by Non-U.S. Citizens in the aggregate to not more than 24% of Tidewater’s outstanding Common Stock.

During the term of the GLF Equity Warrants, the GLF Equity Warrant holders that are Non-U.S. Citizens are prohibited from converting their GLF Equity Warrants into shares of Tidewater Common Stock so long as any of the Noteholder Warrants (as defined in the Warrant Agreement) held by Non-U.S. Citizens are outstanding and subject to the automatic conversion procedure in the Noteholder Warrants. In addition, GLF Equity Warrant holders that are Non-U.S. Citizens may not exercise their warrants to the extent that the exercise thereof would cause the aggregate ownership by Non-U.S. Citizens of Tidewater’s Common Stock to exceed 24% of the outstanding shares at the time of exercise.

Adjustments

The number of shares of Tidewater Common Stock for which a GLF Equity Warrant is exercisable, and the exercise price per share of such GLF Equity Warrant are subject to adjustment from time to time pursuant to Section 5 and Section 6 of the Warrant Agreement upon the occurrence of certain events, including the issuance of a stock dividend to all holders of Tidewater Common Stock, a subdivision, a combination or other reclassification of Tidewater Common Stock.

Reorganization Event

Upon the occurrence of a merger, consolidation, recapitalization, reclassification, reorganization or business combination with another person, each GLF Equity Warrant holder will have the right to receive, upon exercise of a GLF Equity Warrant, an amount of securities, cash or other property received in connection with such event with respect to or in exchange for the number of shares of Tidewater Common Stock for which such GLF Equity Warrant is exercisable immediately prior to such event.

Cashless Exercise

The GLF Equity Warrants generally only permit GLF Equity Warrant holders to exercise the GLF Equity Warrants for a cash payment, or, if the underlying shares of Tidewater Common Stock are listed on a national securities exchange as of the applicable exercise date, pursuant to a cashless exercise, whereby a GLF Equity Warrant holder may elect to pay cash to purchase the shares underlying the GLF Equity Warrant at the then-applicable exercise price. If a GLF Equity Warrant holder elects to have a cashless exercise, Tidewater will reduce the number of shares of Tidewater Common Stock issuable pursuant to the exercise of the GLF Equity Warrants, without any cash payment therefor.

The foregoing summary of the terms of the GLF Equity Warrants and the Warrant Agreement does not purport to be complete and is qualified by reference to the full text of the Warrant Agreement (including the form of GLF Equity Warrant certificate), which includes the original warrant agreement and the Assignment, Assumption and Amendment Agreement executed in connection with the Closing, which are filed as Exhibits 4.1 and 4.2, respectively, to, and incorporated by reference into, this Registration Statement on Form 8-A.

Item 2.	Exhibits.

Exhibit No.	Document

2.1	Agreement and Plan of Merger, dated as of July 15, 2018, by and between Tidewater Inc. and GulfMark Offshore, Inc. (incorporated by reference herein to Exhibit 2.1 to Tidewater’s Form 8-K filed on July 16, 2018, File No. 1-6311).

3.1	Amended and Restated Certificate of Incorporation of Tidewater Inc., dated as of July 31, 2017 (incorporated by reference herein to Exhibit 3.1 to Tidewater’s Form 8-K filed on July 31, 2017, File No. 1-6311).

3.2*	Amended and Restated By-laws of Tidewater Inc., effective November 15, 2018.

4.1*	Equity Warrant Agreement, dated as of November 14, 2017, between GulfMark Offshore, Inc. and American Stock Transfer & Trust Company, LLC, as warrant agent.

4.2*	Assignment, Assumption and Amendment Agreement, dated as of and effective November 15, 2018, by and among GulfMark Offshore, Inc., Tidewater Inc. and American Stock Transfer & Trust Company, LLC, as warrant agent.

*	Filed with this Form 8-A.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

TIDEWATER INC.

Date: November 15, 2018

	By:	/s/ Bruce D. Lundstrom
Bruce D. Lundstrom
Executive Vice President, General Counsel and Secretary

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